Co-optrade

30 N Gould Street, Ste R

SHERIDAN

WYOMING

82801

November 30,2017

Katherine Way

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re

Co-optrade

Offering Statement on Form 1-A

Filed November 1,2017

File No.  024-10759

Dear Madam Katherine Way,

Co-optrade, a Wyoming Corporation (the “Company”), has received and reviewed your letter of November 27, 2017, pertaining to the Company's Offering Statement on Form 1-A (the “Filing”) as filed with the Securities and Exchange Commission (the “Commission”) on November 1,2017.

We have made the changes requested by your office to our filing and have refiled all the files as requested.

Specific to your comments, our responses below are in additon to those filed via Edgar system:

Form 1-A

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated  November 27, 2017.

General

1. Please review and revise your Statement of Shareholders equity to address the following deficiencies:

•incude only outstanding shares rather than all authorized shares

•provide net loss information; and

•ensure that amounts received for sales of common stock are consistent with your statement of cashflows. In this regard, you include $7,000 of common stock shares in this statement, but in the statement of cashflows, you disclose financing proceeds of only $3,105.

Response: We revised the statement of Shareholders to remove all authorized shares. We provided net loss information and ensured that there are no sales of $ 7,000. The Company granted 7,000,000 founder’s shares to Melandrew Santos, CEO. As a result, the Company recorded the $0 value compensation to share subscriptions payable as founder shares compensation.

•

Officers and Directors, page 22

•

2.Rather than referring to Mr. Santos' general experience in certain business and government fields, please describe his specific employment during the past five years. Refer to Item 10(c) of Part II of Form 1-A

Response: We revised and included his specific employment during the past five years.

Exhibit 4.1 Form of Subscription Agreement

3.The form of subscription agreement does not appear to relate to the offering described in your offering statement. In this regard, we note that the form of subscription agreement contemplates a private offering of up to 2,000,000 shares of your common stock in apparent reliance on Regulation D.

Response:  We revised subscription agreement to contemplate with our offering statement.

In connection with the Company’s responding to the comments set forth in the November 27, 2017 letter,the Company acknowledges that:

·Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

·The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

·The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Melandrew Santos

Melandrew Santos

CEO of Co-optrade